Exhibit 8.1 - Subsidiaries

Entity	Jurisdiction of Incorporation	Names Under Which the Entities Conduct Business

Alcon Capital and Investment Panama, S.A.	Panama	N/A
N.V. Alcon Coordination Center	Belgium	N/A

Alcon Credit Corporation	Canton of Zug, Switzerland	N/A

Alcon Holdings Inc.	State of Delaware, U.S.A.	N/A

Alcon Laboratories, Inc.	State of Delaware, U.S.A.	N/A

Alcon Pharmaceuticals, Inc.	State of Delaware, U.S.A.	N/A

Alcon Pharmaceuticals Ltd.	Canton of Zug, Switzerland	N/A

Alcon RefractiveHorizons, Inc.	State of Delaware, U.S.A.	N/A